

October 27, 2010

Mr. Mark A. Sirgo
President and Chief Executive Officer
BioDelivery Sciences International, Inc.
801 Corporate Center Drive, Suite #210
Raleigh, NC 27607

Re: **BioDelivery Sciences International, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-31361

Dear Mr. Sirgo:

We have reviewed your August 6, 2010 response to our July 12, 2010 letter and have the following comments.

Please respond to these comments within 10 business days by providing the requested information or amending your Form 10-K for the year ended December 31, 2009, or tell us when you will provide us with a response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

We may have further comments after reviewing your amended Form 10-K for the fiscal year ended December 31, 2009 and your response to our comments.

Item 1: Description of Business

1. Please refer to your response to comment one. Your proposed disclosure indicates that your Supply Agreement with Aveva Drug Delivery Systems "runs for a term of several years and contains renewal term options." The filed agreement omits the duration provisions pursuant to a request for confidential treatment, which was granted.

   Please note that the confidential treatment application was not reviewed by the Staff prior to it being granted. Pursuant to the confidential treatment rule, we have the authority to reconsider this action. Confidential treatment may only be granted for information that is both not material to an investor, and the disclosure of which would cause competitive harm to the company's business and financial condition. Provisions related to the duration of agreements are considered material to an investor and are therefore not the appropriate subject for confidential treatment. Accordingly, please expand your proposed disclosure to be included in an amendment to your Form 10-K for the fiscal year ended December 31, 2009 to disclose the specific duration of the Supply Agreement with Aveva.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Cost of Royalty Revenues—Other, page 56

2. Please refer to prior comment seven. Consistent with your response, please revise your disclosure in your amended Form 10-K for the year ended December 31, 2009 to describe the arrangements between Aveva, Meda and you, related to the production and sale of ONSOLIS. Also, as requested in our prior comment, disclose in your amended Form 10-K the contractual terms governing allowable production costs to be billed by Aveva, particularly the nature of "certain overhead costs as outlined in the supply agreement."

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant